Via Facsimile and U.S. Mail
Mail Stop 6010

February 14, 2007

Mr. Wade Brooksby
Chief Financial Officer
Innexus Biotechnology Inc
13208 East Shea Boulevard, Suite 200
The Mayo Clinic MCCRB Building,
Scottsdale, AZ 85259

Re: **Innexus Biotechnology Inc**
        Form 20-F for the Fiscal Year Ended June 30, 2006
        Filed on November 13, 2006
        File No. 0-50656

Dear Mr. Brooksby:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects,

Tabular disclosures of Contractual Obligations

1. Please provide us a revised table in disclosure-type format that includes the company's obligation to pay the amount related to the Series A Convertible Preferred Shares, and the dividends on these securities, as it would appear that these securities represent future legal obligations and are material in the

aggregate. As redemption of the Series A Preferred is conditional, you may discuss this obligation in a footnote to the table. Material minimum expenditures in future periods related to collaborative agreements should also be included in the table. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations; the exclusion of ordinary course items would be inconsistent with the objective of Item 5F of Form 20-F.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. United States Generally Accepted Accounting Principles

2. It appears that since the Series A Convertible Preferred Shares are redeemable if the holders do not convert the shares, the entire $2,750,000 should be classified as temporary equity in accordance with EITF Topic No. D-98. Please amend the US GAAP reconciliation or tell us why you believe amendment is not required.

* * * *

As appropriate, please amend your Form 20-F for the year ended June 30, 2006 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant